UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTIONS 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):

September 23, 2025

QNB Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	0-17706	23-2318082
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15 North Third Street, P.O. Box 9005, Quakertown, PA 18951-9005

(Address of principal executive offices, including zip code)

(215) 538-5600

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	QNBC	N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

X	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On September 23, 2025, QNB Corp., a Pennsylvania corporation (“QNB”), and The Victory Bancorp, Inc., a Pennsylvania corporation (“Victory”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for a business combination whereby Victory will merge with and into QNB (the “Merger”), with QNB as the surviving corporation in the Merger. Immediately after the effective time of the Merger (the “Effective Time”), Victory’s wholly-owned subsidiary bank, The Victory Bank, a Pennsylvania-chartered state bank (“Victory Bank”), will merge with and into QNB Bank, a Pennsylvania-chartered state bank and wholly-owned subsidiary of QNB (“QNB Bank”), with QNB Bank as the surviving bank in the subsidiary bank merger. The boards of directors of QNB and Victory have unanimously approved entry into the Merger Agreement and the transactions contemplated thereby.

Under the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each share of Victory’s common stock, $1.00 par value (“Victory Common Stock”), issued and outstanding immediately prior to the Effective Time (except for treasury shares and shares of Victory Common Stock held by Victory’s shareholders who have timely and properly exercised dissenters’ rights in accordance with applicable law (each as provided for in the Merger Agreement)), will be converted, in accordance with the procedures set forth in the Merger Agreement, into a right to receive 0.5500 (the “Exchange Ratio”) shares of common stock, $0.625 par value, of QNB (“QNB Common Stock” and such consideration the “Merger Consideration”).

Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, (a) each outstanding share of Victory Common Stock subject to a restricted stock award under Victory’s existing equity incentive plans shall, automatically and without any required action on the part of the holder thereof, fully vest and be converted into the right to receive the Merger Consideration, and (b) each option to purchase shares of Victory Common Stock pursuant to Victory’s existing equity incentive plans (each, a “Victory Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase QNB Common Stock, and QNB shall assume such Victory Option in accordance with the terms of Victory’s existing equity incentive plans and the terms of the award agreement by which such Victory Option is evidenced. All rights with respect to shares of the Victory Common Stock under the Victory Options assumed by QNB shall thereupon be converted into rights with respect to QNB Common Stock with appropriate adjustments made to the number of shares and exercise price applicable to the Victory Options based on the Exchange Ratio.

Under the terms and subject to the conditions of the Merger Agreement, QNB agrees to (a) appoint Joseph W. Major, a current member of Victory’s board of directors and its President and Chief Executive Officer, and one other current member of the Victory board of directors (collectively, the “Victory Directors”) to the QNB board of directors to fill a vacancy in Class I and Class III of directors slate, or otherwise increase the size of the QNB board of directors by two to do so, subject to the fiduciary duties of the QNB board of directors, with Mr. Major being appointed as a Class I director; (b) subject to its standard corporate governance practices and the standard director evaluation, selection and nomination process of QNB’s nominating committee, nominate and recommend the Victory Directors, for election at the next applicable annual meeting of QNB’s shareholders following the Effective Time; (c) subject to its standard corporate governance practices and the standard director evaluation, selection and nomination process of

QNB’s nominating committee, consider, in good faith, adding an additional current member of the Victory board of directors (the “Additional Victory Director”) to the QNB board of directors to fill a vacancy in Class II of directors slate, or otherwise increase the size of the QNB board of directors by one to do so, if the Additional Victory Director is added; (d) subject to the fiduciary duties of the QNB board of directors, nominate and recommend the Additional Victory Director, for election at the next applicable annual meeting of QNB’s shareholders following the Effective Time; (e)cause each of the Victory Directors and, if appointed, the Additional Victory Director, subject to fiduciary duties of the QNB board of directors, to serve on the board of directors of QNB Bank so long as such individual serves on the QNB board of directors; (f) cause each of the boards of directors of QNB and QNB Bank to waive any director retirement age or director qualification limitations in any of the organizational or governance documents, policies or procedures of QNB or QNB Bank, as applicable, to effectuate the appointments and renominations set forth in this paragraph; (g) solely to the extent Mr. Major is elected to, and serves the entirety of, a second term as a director of the Federal Home Loan Bank of Pittsburgh (the “FHLB-Pittsburgh”) following the expiration of his current term as a director of the FHLB-Pittsburgh on December 31, 2025, take all actions necessary to ensure that Mr. Major serves as a director of QNB Bank for the time period required for him to complete two additional consecutive terms as a director of the FHLB-Pittsburgh; and (h) upon the Effective Time, (1) amend the bylaws of each of QNB and QNB Bank to establish the position of Vice Chair of the Board of Directors of each of QNB and QNB Bank and (2) appoint Mr. Major as Vice Chair of the boards of directors of each of QNB and QNB Bank and as Chair of the Strategic Planning Committee of the QNB board of directors.

Prior to closing, each of Mr. Major and Robert H. Schultz, Victory’s Chief Financial Officer, will enter into consulting agreements with QNB, in forms mutually acceptable to the parties.

The Merger Agreement contains customary covenants from QNB and Victory, including, among others, covenants relating to: (1) obligations of each of Victory and QNB to facilitate their respective shareholders’ consideration of, and voting on, the Merger Agreement and the transactions contemplated thereby; (2) the recommendation by the board of directors of each of QNB and Victory in favor of the approval by their respective shareholders of the Merger Agreement and the transactions contemplated thereby; and (3) Victory’s non-solicitation obligations relating to alternative business combination transactions.

The Merger is expected to close in the fourth quarter of 2025 or first quarter of 2026, pending satisfaction of various closing conditions, including: (i) the receipt of QNB’s and Victory’s shareholders adoption and approvals; (ii) the receipt of required regulatory approvals, including the approval of the FDIC and the Pennsylvania Department of Banking and Securities; (iii) effectiveness of the registration statement on Form S-4 for the QNB Common Stock to be issued in the Merger; and (iv) the absence of any order, injunction or other legal restraint preventing or making illegal the completion of the Merger or any of the other transactions contemplated by the Merger Agreement. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including: (a) subject to certain qualifications, the accuracy of certain representations and warranties of Victory, in the case of QNB, and of QNB, in the case of Victory; and (b) performance in all material respects by Victory, in the case of QNB, and by QNB, in the case of Victory, of its respective obligations under the Merger Agreement. The Merger Agreement contains certain termination rights for both QNB and Victory, and further provides that, upon termination of the Merger Agreement under specified circumstances, Victory may be required to pay a termination fee to QNB of $1,575,000.

In connection with entering into the Merger Agreement, (1) QNB entered into customary support agreements (collectively, the “QNB Support Agreements”) with all of the members of Victory’s board of directors in their capacities as shareholders of Victory, and (2) Victory entered into customary support agreements (collectively, the “Victory Support Agreements”) with all of the members of QNB’s board of directors in their capacities as shareholders of QNB. Subject to the terms and conditions and non-termination of the support agreements, each such shareholder agreed, among other things, to vote all of the shares of Victory Common Stock and QNB Common Stock, as applicable, beneficially owned by such individuals in favor of the Merger. The foregoing description of the QNB Support Agreements and the Victory Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the QNB Support Agreements and the Victory Support Agreements, forms of which are attached as Exhibit 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any further financial information about QNB or its subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified that confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of QNB, Victory or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may not be fully reflected in public disclosures by QNB.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Victory, QNB, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of QNB and Victory and a prospectus of QNB, as well as in the Form 10-K, Forms 10-Q, Forms 8-K and other filings that QNB makes with the Securities and Exchange Commission (“SEC”).

Item 8.01	Other Events

On September 23, 2025, QNB and Victory issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Additional Information About the Merger

In connection with the proposed transaction, QNB will file a registration statement on Form S-4 with the SEC to register the shares of QNB Common Stock to be issued to the shareholders of Victory. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of QNB and Victory in advance of their respective special meeting of shareholders that will be held to consider the proposed merger. EACH OF QNB’S AND VICTORY’S INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT QNB, VICTORY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to QNB Corp., P.O. Box 9005, Quakertown, Pennsylvania 18951-9005, Attn: Investor Relations.

QNB and Victory and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of QNB and Victory in connection with the proposed merger. Information about the directors and executive officers of QNB is set forth in the proxy statement for QNB’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 8, 2025. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the Merger between QNB and Victory, which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to QNB’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as its other filings with the SEC for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by QNB with the SEC, risks and uncertainties for QNB, Victory and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the Merger will not be realized or will not be realized within the expected time period; the risk that integration of Victory operations with those of QNB will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the Merger; the inability to complete the Merger due to the failure of the shareholders of either QNB or Victory to adopt the Merger Agreement; the failure to satisfy other conditions to completion of the Merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management's attention from ongoing business operations and opportunities due to the Merger; the challenges of integrating and retaining key employees; the effect of the announcement of the Merger on QNB’s, Victory’s or the combined company’s respective customer and employee relationships and operating results; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by QNB’s issuance of additional shares of QNB Common Stock in connection with the Merger; results of operations and financial condition of QNB, Victory and the combined company; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at that time. Except as required by law, neither QNB nor Victory assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Item 9.01	Financial Statements and Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
D
2.1	Agreement and Plan of Merger, dated as of September 23, 2025, by and between QNB Corp. and The Victory Bancorp, Inc.*
99.1	Form of Support Agreement, dated September 23, 2025, between QNB Corp. and certain shareholders of The Victory Bancorp, Inc.
99.2	Form of Support Agreement, dated September 23, 2025, between The Victory Bancorp, Inc. and certain shareholders of QNB Corp.
99.3	Joint Press Release, dated September 23, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K but QNB Corp. will provide them to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QNB Corp.

By:	/s/ David W. Freeman
David W. Freeman
Chief Executive Officer

Dated: September 23, 2025